ACKNOWLEDGEMENT OF COLUMBUS VENTURES, INC.

Columbus Ventures Inc. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 16th day of June, 2008.

COLUMBUS VENTURES, INC.

Per:	/s/ Alvaro Vollmers
Alvaro Vollmers
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer